SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CollPlant Biotechnologies Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.5 per share

(including Ordinary Shares represented by American Depositary Shares (ADSs) at a ratio of one Ordinary Share per ADS)

(Title of Class of Securities)

19516R107

(CUSIP Number)

Jonathan M. Nathan, Adv.

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Road Street,

Ramat Gan 5250608, Israel

Telephone: +972-3-610-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 19516R107

1.	Names of Reporting Persons Ami Sagy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,217,086 Ordinary Shares(1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,217,086 Ordinary Shares(1) (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,086 Ordinary Shares(1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	As of the date of this Amendment No. 3 to Schedule 13D, each American Depositary Share (“ADS”) of the Issuer represents one ordinary share of the Issuer. Although the Reporting Person holds ADSs, his holdings are presented in ordinary shares for purposes of his Schedule 13D and all amendments thereto (including the current Amendment No. 3).

(2)	Includes an aggregate of 686,000 Ordinary Shares issuable upon exercise of ordinary warrants that are currently exercisable.

(3)	Based on 5,370,829 Ordinary Shares issued and outstanding as of October 31, 2019 (which number was reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on October 31, 2019), as adjusted to reflect the potential issuance of shares pursuant to the exercise of warrants held by the Reporting Person as described in footnote (2) above.

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D filed on February 11, 2019 (the “Statement”), as amended by Amendment No. 1 thereto, filed on June 20, 2019 (“Amendment No. 1”) and Amendment No. 2 thereto, filed on August 12, 2019 (“Amendment No. 2”), relates to the ordinary shares, par value 1.5 New Israeli Shekels (“NIS”) per share (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares (“ADSs”) at a ratio of one Ordinary Share per ADS) of Collplant Biotechnologies Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 4 Oppenheimer Street, Weizmann Science Park, Rehovot 7670104, Israel.

This Amendment No. 3 is being filed by the Reporting Person (as defined in Item 2 below) in order to report the issuance by the Issuer of the following securities to the Reporting Person on October 27, 2019, which issuance has increased the Reporting Person’s beneficial ownership of the Issuer’s Ordinary Shares by more than 1% relative to what was reported in Amendment No. 2:

●	500,000 ADSs (which represent an equivalent number of Ordinary Shares), which were issued upon the conversion of a convertible loan in an amount of $2 million provided by the Reporting Person to the Issuer;

●	ordinary warrants exercisable for an additional 500,000 Ordinary Shares, which were issued in connection with the foregoing conversion of the convertible loan; and

●	an additional 76,786 ADSs, which were issued in satisfaction of certain price protection undertakings made by the Issuer to the Reporting Person.

Item 2. Identity and Background.

(a)       Name:  This Amendment No. 3 is being filed by Ami Sagy, an individual (the “Reporting Person”).

(b)       Residence or Business Address: 66 Pinkas Street, Tel Aviv, Israel 62157.

(c)       Present Principal Occupation/Employment: The Reporting Person serves as manager of the Sagy Group, which manages bank charges and reduces financial costs for medium to large organizations and institutions. The principal address of the offices at which the Reporting Person is employed is 84 Ben-Tzvi Road, Tel Aviv 68104, Israel.

(d)       Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)       Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person utilized his personal funds in acquiring the Ordinary Shares reported in this Amendment No. 3.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only. The Reporting Person may, from time to time, based on various factors, acquire additional Ordinary Shares of the Issuer or sell Ordinary Shares, on the open market or in privately negotiated transactions.

Except as described above, as of the filing of this Amendment No. 3, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares (except for an additional 686,000 Ordinary Shares that may be issued to the Reporting Person upon exercise of warrants held by the Reporting Person that have not yet been exercised, which Ordinary Shares are already included in his beneficial ownership), or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADSs to be delisted from the NASDAQ Capital Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADSs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 3 are made on the basis of 5,370,829 Ordinary Shares issued and outstanding as of October 31, 2019 (which number was reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on October 31, 2019), as adjusted to reflect the potential issuance of additional Ordinary Shares pursuant to the exercise of warrants held by the Reporting Person as described in paragraph (a) below.

(a)       The Reporting Person beneficially owns 2,217,086 Ordinary Shares of the Issuer, constituting approximately 36.6% of the issued and outstanding share capital of the Issuer, consisting of (i) 1,531,086 Ordinary Shares (represented by 1,531,086 ADSs) held directly by the Reporting Person, plus (ii) an additional 686,000 Ordinary Shares issuable upon exercise of warrants held by the Reporting Person that have not yet been exercised, all of which are currently exercisable.

(b)       The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, all of the Ordinary Shares that he currently beneficially owns.

(c)       During the 60 days preceding the date of this Amendment No. 3, the Reporting Person effected, on October 27, 2019, the acquisition of Ordinary Shares (which was effected in Ordinary Shares represented by ADSs) and warrants to purchase Ordinary Shares, as described in Item 1 above.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the warrants referenced in paragraph (a) of Item 5 above, the Reporting Person has the right to acquire 686,000 Ordinary Shares, at an exercise price of $4.00 per Ordinary Share. The exercise price for 186,000 of those 686,000 underlying Ordinary Shares was reduced to $4.00 per share from 40 New Israeli Shekels (approximately US $11.50) per share based on the approval of the shareholders of the Issuer on October 27, 2019. All of the warrants (to purchase all 686,000 Ordinary Shares) are currently exercisable. These warrants expire in December 2022.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ami Sagy
AMI SAGY

Dated: November 5, 2019

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